Filed by Trebia Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Trebia Acquisition Corp.

Commission File No.: 001-39331

Date: November 15, 2021

System1 to Participate in Upcoming Investor Events

LOS ANGELES, CA – November 15, 2021 – System1 (“System1” or, with Protected.net Group, the “Company”), an omnichannel customer acquisition marketing platform, today announced that Michael Blend, Chief Executive Officer & Co-Founder of System1, and Tridivesh Kidambi, Chief Financial Officer of System1, will be participating in the following upcoming investor events:

Canaccord Genuity Fireside Chat

Management will participate in a fireside chat moderated by Michael Graham, Director of U.S. Research and Managing Director of Canaccord Genuity, on Tuesday, November 16th, 2021 at 1:00 PM ET. For more information, please contact your Canaccord Genuity representative. Participants may access a live webcast of the fireside chat on the Investor Relations section of System1’s corporate website located at https://ir.system1.com/overview/default.aspx.

Credit Suisse 25th Annual Technology Conference

Management will participate in a fireside chat moderated by Stephen Ju, Managing Director and Internet Analyst of Credit Suisse, on Wednesday, December 1, 2021 at 3:10 PM ET. To schedule a meeting with management, please contact your Credit Suisse sales representative. Participants may access a live webcast of the fireside chat on the Investor Relations section of System1’s corporate website located at https://ir.system1.com/overview/default.aspx. A replay will be archived online for 90 days.

Cannae Holdings Portfolio Conference 2021

Management will participate in a fireside chat for investors and portfolio company representatives of Cannae Holdings, Inc., a diversified publicly traded holding company founded and chaired by William P. Foley, II, on Thursday, December 9, 2021 at 12:40 PM ET. Participants may access a live webcast of the fireside chat on the Investor Relations section of System1’s corporate website located at https://ir.system1.com/overview/default.aspx.

In June 2021, System1 announced plans to list on the NYSE through a business combination with Trebia Acquisition Corp. (NYSE: TREB), which also includes the acquisition of Protected.net Group. Upon the closing of the business combination with Trebia, expected in Q4 2021 or early 2022, the parent company will be known as System1, Inc. and will trade under the new ticker symbol “SST.” For more information about the transaction, please visit the Investor Relations section of the System1 website at https://ir.system1.com/overview/.

About System1

System1 combines best-in-class technology & data science to operate its advanced Responsive Acquisition Marketing Platform (RAMP). System1’s RAMP is omnichannel and omnivertical, and built for a privacy-centric world. RAMP enables the building of powerful brands across multiple consumer verticals, the development & growth of a suite of privacy-focused products, and the delivery of high-intent customers to advertising partners. For more information, visit www.system1.com.

About Trebia Acquisition Corp.

Trebia Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more business entities. The company was founded by William P. Foley, II and Frank R. Martire, Jr. on February 11, 2020, and is headquartered in New York, NY. For more information, visit www.trebiaacqcorp.com.

Contacts:

Investors

Ashley DeSimone, ICR

Ashley.DeSimone@icrinc.com

646-677-1827

Brett Milotte, ICR

Brett.Milotte@icrinc.com

332-242-4344